RanMarine Technology B.V.

Galileïstraat 15, 3029AL

Rotterdam, The Netherlands

March 7, 2023

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Dale Welcome and Andrew Blume

Re: RanMarine Technology B.V.

Draft Registration Statement on Form F-1

Submitted December 1, 2022

CIK No. 0001955514

Dear Dale Welcome and Andrew Blume:

RanMarine Technology B.V. (the “Company” or “IBG”) previously submitted a Draft Registration Statement on Form F-1 (the “Registration Statement”) on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act with the Securities and Exchange Commission (the “Commission”) on December 1, 2022. Submission No. 2 has been revised to reflect the Company’s responses to the comment letter to the Registration Statement received on December 29, 2022 from the staff of the Commission (the “Staff”).

For ease of review, we have set forth below each of the numbered comments of your letter followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Submission No. 2 and all references to page numbers in such responses are to page numbers in Submission No. 2.

Amendment No. 1 to the Draft Registration Statement on Form F-1

Cover Page

1.	Please revise the cover page to disclose the amount of underwriter warrants that will be issued to the underwriter as additional compensation.

Response: In response to the Staff’s comment, the Company revised its disclosure on the Cover Page of the Registration Statement to include the amount of underwriter warrants.

Prospectus Summary, page 6

2.	Please revise your summary to present an objective description of the challenges and/or weakness of your business and operations. As an example only, you highlight your planned products and market opportunities without equally prominent disclosure regarding your weaknesses. For example, we would expect to see prominent disclosure regarding the size of your company, revenues and the number of each of your current products that you sold in the last fiscal year.

Response: The Company acknowledges the Staff’s comment and has clarified such disclosures in the Registration Statement to address the Staff’s comment.

Risk Factors, page 16

3.	We note your disclosure indicating that you could suffer inflationary pressures. Please update this risk factor if recent inflationary pressures have materially impacted your operations. In this regard, identify the types of inflationary pressures you are facing and how your business has been affected.

Response: The Company acknowledges the Staff’s comment and has revised such risk factor in the Registration Statement to disclose that the Company does not believe such inflationary pressures have had a material impact on its result of operations

4.	Please disclose whether you are subject to material cybersecurity risks in your supply chain based on third-party products, software, or services used in your products, services, or business and how a cybersecurity incident in your supply chain could impact your business. Discuss the measures you have taken to mitigate these risks. Please revise to also describe the extent and nature of the role of the company’s board of directors in overseeing cybersecurity risks, including in connection with your supply chain/suppliers/service providers.

Response: The Company respectfully advises the Staff that the Company has not been and expects not to become subject to material cybersecurity risks in its supply chain and is closely monitoring any emergence of related cybersecurity risks. In addition, the Company has revised the disclosure on pages 19 and 20 of the Registration Statement in response to the Staff’s comment.

5.	We note recent instances of extreme stock price run-ups followed by rapid price declines and stock price volatility seemingly unrelated to company performance following a number of recent initial public offerings, particularly among companies with relatively smaller public floats. Revise to include a separate risk factor addressing the potential for rapid and substantial price volatility and any known factors particular to your offering that may add to this risk and discuss the risks to investors when investing in stock where the price is changing rapidly. Clearly state that such volatility, including any stock-run up, may be unrelated to your actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of your stock.

Response: The Company acknowledges the Staff’s comment and has included an additional risk factor in the Registration Statement to address the Staff’s comment..

Our ability to have our securities traded on Nasdaq is subject to us meeting applicable listing criteria., page 27

6.	We note your disclosure that “in the event we are unable to have our shares traded on Nasdaq, our ordinary shares and warrants could potentially trade on the OTCQX or the OTCQB,” however, you also state on the cover page that you will not proceed with the offering unless your ordinary shares and warrants are approved for listing on NASDAQ. Please revise to clarify, if true, that you will not proceed with the offering unless your ordinary shares and warrants are approved for listing on NASDAQ.

Response: The Company acknowledges the Staff’s comment and has removed references to OTCQX or OTCQB in the Registration Statement and has clarified that the offering will not proceed unless our ADSs and warrants are approved for listing on NASDAQ.

Use of Proceeds, page 30

7.	We note that you have bridge loan agreements that are payable at the earlier of the maturity date of the loans or the date of your initial public offering. If any material part of the proceeds of the offering is to be used to discharge, reduce or retire indebtedness, describe the interest rate and maturity of such indebtedness and, for indebtedness incurred within the past year, the uses to which the proceeds of such indebtedness were put. Refer to Item 3.C of Form 20-F.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure under the caption “Use of Proceeds” on page 33 and elsewhere in the Registration Statement to set forth the terms of the bridge loan agreements to be repaid from the net proceeds of the offering.

Dilution, page 33

8.	Expand the disclosure to show how the numbers and percentages would change assuming the exercise and conversion of all outstanding securities.

Response: The Company respectfully advises the Staff that it has revised the disclosure on page 36 of the Registration Statement in response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 34

9.	Please revise your MD&A to include a discussion of your financial condition, changes in financial condition, and results of operations for the interim financial statement periods provided in your filing. Refer to Item 5 of Form 20-F.

Response: The Company confirms that it has revised its Management’s Discussion and Analysis of Financial Condition and Results of Operations section of the Registration Statement to include a discussion of the Company’s financial condition and results of operations for the six months ended June 30, 2022 and 2021.

Summary Consolidated Financial Data, page 13

10.	We note that you have experienced supply chain disruptions. Revise to discuss known trends or uncertainties resulting from mitigation efforts undertaken, if any. Explain whether any mitigation efforts introduce new material risks, including those related to product quality, reliability, or regulatory approval of products.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on pages 19-22 of the Registration Statement regarding the mitigation measures that are available to the Company in the event that the supply chain difficulties persist. The Company respectfully informs the Staff, and has revised its disclosure in the Registration Statement to state that it has not taken direct action to mitigate its supply chain challenges at this time.

11.	We note your disclosure that you source some components from China. Please disclose whether your business segments, products, lines of service, projects, or operations are materially impacted by the pandemic-related lockdowns in China. In addition, discuss any steps you are taking to mitigate adverse impacts to your business.

Response: The Company advises the Staff that the lockdowns in China have not had a material impact on the Company’s business segments, products, projects, or operations. As the majority of the Company’s product components are sourced through EU companies and countries, only some components are sourced from China. The Company has updated the Registration Statement accordingly.

Liquidity and Capital Resources, page 35

12.	It appears that the information presented in your table, as well as the related cash flow narrative, does not agree with your audited statements of cash flows. Please revise your disclosures as appropriate.

Response: The Company has revised its disclosure to ensure that the data in the cash flow table and narrative corresponds with the audited statements of cash flows, for the audited periods ending December 31, 2021 and December 31, 2020, respectively.

13.	Update the Liquidity and Capital Resources section in MD&A to disclose all current material debt of the company.

Response: The Company has revised its disclosure to update the liquidity and capital resources section to include all current material debt, including up until the period ended June 30, 2022.

Financial Statements, page 103

14.	You disclose in Note 2.1 that your financial statements have been prepared in accordance with IFRS 1 since you have not previously prepared financial statements. Please revise your filing to include an opening balance sheet as of the date of transition to IFRS or tell us why such presentation is not required. Refer to paragraphs 1.3, 6, and 21 of IFRS 1 and the guidance provided in Question 39 of our Generally Applicable Questions on Title I of the JOBS Act.

Response: Company acknowledges the Staff’s comment and advises the Staff that it has selected IFRS accounting policies from IFRS effective at the end of first IFRS reporting period being December 31, 2021, and applied those consistently for the years ended December 21, 2021 and 2020 and the opening balance sheet on January 1, 2020, in accordance with IFRS 1, paragraph 6 and 7.

Exhibits

15.	We note you have entered into material agreements, including your Poralu Marine Assembly and Distribution Agreement. Additionally, we note that you expect to adopt the 2022 Equity Incentive Plan prior to the offering. Please file all required agreements as exhibits or tell us why you are not required to do so.

Response: The Company respectfully acknowledges the Staff’s comment and will file in a subsequent amendment the Poralu Marine Assembly and Distribution Agreement as Exhibit 10.1 to the Registration Statement. At this time, the Company has not yet adopted an Equity Incentive Plan, but intends to file a 2023 Equity Incentive Plan as soon as it is adopted.

General

16.	We note your disclosure that you have experienced minor disruptions in your supply chain due to the Russian invasion of Ukraine. Please disclose whether and how your business segments, products, lines of service, projects, or operations are materially impacted by supply chain disruptions, especially in light of Russia’s invasion of Ukraine or in light of the effectiveness of the UFLPA. For example, discuss whether you have or expect to:

● suspend the production, purchase, sale or maintenance of certain items due to a lack of raw materials, parts, or equipment; inventory shortages; reduced headcount; or delayed projects;

● experience labor shortages that impact your business;

● experience cybersecurity attacks in your supply chain;

● experience higher costs due to constrained capacity or increased commodity prices or challenges sourcing materials (e.g., nickel, palladium, neon, cobalt, iron, platinum or other raw material sourced from Russia, Belarus, or Ukraine or cotton, polysilicon, lithium, nickel, manganese, beryllium, copper, gold or other raw material sourced from Western China);

● experience surges or declines in consumer demand for which you are unable to adequately adjust your supply;

● be unable to supply products at competitive prices or at all due to export restrictions, sanctions, tariffs, trade barriers, or political or trade tensions among countries or the ongoing invasion; or

● be exposed to supply chain risk in light of Russia’s invasion of Ukraine, the effectiveness of the UFLPA and/or related geopolitical tension or have sought to “deglobalize” your supply chain.

Explain whether and how you have undertaken efforts to mitigate the impact and where possible quantify the impact to your business.

Response: The Company acknowledges the Staff’s comment and has clarified such disclosures in the Registration Statement to address the Staff’s comment.

17.	Please revise the registration statement to include all information required by Form F-1 and complete all blanks in the registration statement, subject to applicable exemptions. Review your disclosure and remove any inappropriate notes to draft or internal comments to your working group.

Response: The Company respectfully advises the Staff that the Company will include all information required by Form F-1 in subsequent amendments to the Registration Statement prior to any distribution of preliminary prospectuses as soon as such information becomes available. The Company confirms that it understands the Staff will require sufficient time to review such information before declaring the Registration Statement effective.

18.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact legal staff associated with the review of this filing to discuss how to submit the materials, if any, to us for review.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that to date no written communications as defined under Rule 405 under the Securities Act have been presented to potential investors by the Registrant or anyone authorized to do so on the Registrant’s behalf. If in the future, any such materials are presented to potential investors by the Registrant or anyone authorized to do so on the Registrant’s behalf in reliance on Section 5(d) of the Securities Act, the Registrant will supplementally provide copies of such materials to the Staff.

Should you have any questions regarding the foregoing, please do not hesitate to contact our counsel, Darrin Ocasio of Sichenzia Ross Ference LLP, at (212) 930-9700.

Sincerely,

Richard Hardiman
Chief Executive Officer